John Hancock Funds III

601 Congress Street

Boston, Massachusetts 02210

July 31, 2008

BY EDGAR

Brion R. Thompson, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request by John Hancock Funds III (“Registrant”)

for Withdrawal of Registration Statement on Form N-14 (File No. 333-152651)

Dear Mr. Thompson:

Please accept this withdrawal request pursuant to Securities Act Rule 477 on behalf of Registrant. The relevant details concerning this request are as follows:

•	Name and CIK of Registrant: John Hancock Funds III (0001329954).
•	Accession number of filing that is the subject of the request: 0001145443-08-002256.
•	Circumstances associated with the request: Filing submitted under incorrect EDGAR form type.
•	1933 Act Number that was newly generated with the registration statement filing on Form N-14 to be withdrawn: 333-152651.
•	No securities have been sold in connection with this offering.

If you have any questions about this filing, please call me at 617-663-3241 or George P. Attisano, at K&L Gates LLP, counsel to Registrant, at (617) 261-3240.

Very truly yours,

/s/ David D. Barr

David D. Barr